# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Katapult Holdings, Inc., CIK 0001785424
CUSIP: 485859201
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1345 Avenue of the Americas, 11th FL, New York, New York (NY), 10105
Date of event which requires filing of this statement: 08/11/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001714763

## Reporting persons
- Advantage Insurance Inc.: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Puerto Rico (PR); sole voting power 4,697,437; shared voting power 0; sole dispositive power 4,697,437; shared dispositive power 0; aggregate amount beneficially owned 4,697,437 (5.4% of the class)
  Comment: The percentage of class is calculated based upon approximately 87,400,000 shares of Common Stock outstanding, as reported on the Issuer's 8-K filed with the U.S. Securities and Exchange Commission on August 11, 2026.

## Item 1. Issuer
Name of issuer: Katapult Holdings, Inc.
Address of issuer's principal executive offices: 1345 Avenue of the Americas, 11th FL, New York, NY 10105

## Item 2. Person Filing
Name of person filing: Advantage Insurance Inc.
Address of principal business office or, if none, residence: 250 Munoz Rivera Avenue, Suite 250, San Juan
Citizenship: Puerto Rico

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC)

## Item 4. Ownership
Amount beneficially owned: 4,697,437
Percent of class: 5.4%
Sole power to vote or to direct the vote: 4,697,437
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,697,437
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Advantage Insurance Inc.: /s/ William C. Buell, William C. Buell, CEO (08/31/2026)